AGREEMENT

      This Agreement is made this 1st day of September 2000 by and between Masterpiece Technology Group, Inc. ("MTG") and Gandola International Services ("Gandola").

            Whereas, MTG engaged the services of Gandola for certain business consulting services;

            Whereas, Gandola has unpaid invoices for such services in the amount of $23,410.21 which amount is undisputed and has been outstanding since
March 1, 1998 during which time interest at ten percent (10%) per annum has been and continues to accrue;

Whereas, MTG and Gandola have agreed that such services shall be paid through the issuance of stock as described herein;

            Now, therefore, the parties hereto agree as follows:

1. MTG shall issue shares to Gandola sufficient in number (initially 50,000, in certificates of not more than 5,000 shares per certificate) to allow Gandola, after selling such shares, to be repaid in full for services rendered to under the agreement with MTG. Should, after the sale of such shares by Gandola, the amount received by Gandola be insufficient to fully satisfy the amount owed, MTG will promptly issue additional shares to Gandola for Gandola to sell to cover any shortfall. MTG will repeat this issuance of additional shares until the amount owed is fully satisfied. Gandola will arrange that MTG or its counsel receives copies of the confirmations of all stock sold. After Gandola reaches amount owed (after commissions and transactions costs), plus interest, plus the agreed attorneys fees of $2500 ("Make Whole Amount", Gandola will cease selling all securities and return any and all unsold shares to MTG. In order to effectuate the return of stock agreement, as to all shares in possession of Gandola after the Make Whole Amount is reached, MTG is hereby appointed attorney-in-fact, with full power and authority to place stop transfer instructions and cancellation instructions with itself, its registrar or transfer agent, as the case may be, and Gandola is hereby obligated to instruct the brokerage firm in possession of such shares in excess of the Make Whole Amount to promptly order the excess shares certificated and returned, either in the name of Gandola or MTG, to MTG or its counsel. Gandola shall, at the written request of MTG after the Make Whole Amount is reached, issue an irrevocable stock power transferring all remaining shares to MTG. Such separate power shall be in form and substance acceptable to counsel to MTG, Gandola and MTG's transfer agent.

2. All shares issued under this agreement will at the time of delivery to Gandola be duly authorized, validly issued, fully paid and nonassessable and will be properly registered such that they may be immediately sold by Gandola in the public market without restriction. The certificates shall bear
no restrictions.   Such shares will be delivered to Gandola by October 10,
2000. If issued after October 10, 2000, the parties agree the interest rate on the accrued amount will increase 1% for each 15 days after September
10, 2000 Gandola received such shares, such interest rate change to be retroactive to March 1, 1998.

3. MTG and Gandola agree to execute any documents further required to effectuate the transactions contemplated by this Agreement.

4. MTG agrees to pay up to $2,500 of Gandola's legal fees for this transaction, which Gandola shall obtain through sales of MTG stock.

5. Gandola agrees to use any brokerage firm designated by MTG for the sale of MTG securities, provided such firm indicates that it is a market maker or otherwise transacts in MTG stock in sufficient amounts to permit Gandola reasonable confidence that in 20 trading days the amounts to be issued hereunder will be sold. Gandola may use any other firm after the firm designated by MTG has had 20 trading days to sell the MTG stock. For purposes of this agreement, a "trading day" shall be any day the New York Stock Exchange is open for transactions. No implication shall be taken from such definition that MTG shares are traded on such exchange.

6. If for any reason, Gandola is unsuccessful in obtaining the Make Whole Amount under this agreement, this agreement shall not be deemed a waiver, election of remedies, or other restriction on Gandola's rights to collect the amounts owed him by any means under applicable law, and MTG shall not assert any position to the contrary in any proceeding, action or filing.

In witness whereof, the parties hereto have executed this Agreement as of the date first set forth above.

"MTG"                                                             "Gandola"
Masterpiece Technology Group, Inc.              Gandola International Services

Newell Crane, President                                  Paul Gandola, President